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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                            COVOL TECHNOLOGIES, INC.
                          ----------------------------
                                (Name of Issuer)


                          Common Stock, $.001 Par Value
                          -----------------------------
                          (Title of Class of Securities)


                                   223575-10-1
                                  --------------
                                  (CUSIP Number)


                                 May 4, 2000
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]  Rule 13d-1(b)
      [X]  Rule 13d-1(c)
      [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                              SCHEDULE 13G

     CUSIP No.  223575-10-1

1   NAME OF REPORTING PERSON

     Cherokee Associates, LLC, a Colorado limited liability company Diamond Jay, Ltd. Co., a New Mexico limited liability company John P. Hill, Jr.
     Quince Associates, L.P., a Maryland limited partnership
     Evensong, LLC, a Colorado limited liability company
     Donald V. Berlanti
     Vespers, LLC, a Colorado limited liability company
     Richard A. Berlanti

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) ---
     Not applicable                                           (b) ---

3   SEC USE ONLY




4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cherokee Associates, LLC: Colorado
     Diamond Jay, Ltd. Co.: New Mexico
     John P. Hill, Jr.: United States Citizen
     Quince Associates, L.P.: Maryland
     Evensong, LLC: Colorado
     Donald V. Berlanti: United States Citizen
     Vespers, LLC: Colorado
     Richard A. Berlanti: United States Citizen


5   SOLE VOTING POWER

     Cherokee Associates, LLC has sole voting power over 1,582,272 shares and Diamond Jay, Ltd. Co. has sole voting power over 514,284 shares. Both Cherokee Associates, LLC and Diamond Jay, Ltd. Co. are controlled by Quince Associates, L.P. John P. Hill, Jr. has served as a Director of the Issuer since 1997 and is the holder of currently exercisable options to purchase an additional 33,500 shares (over which he has sole voting power). Except for John P. Hill, Jr. and Diamond Jay, Ltd. Co., all of the other Reporting Persons are direct and indirect owners of Quince Associates, L.P.


6   SHARED VOTING POWER

     None


7   SOLE DISPOSITIVE POWER

     Cherokee Associates, LLC has sole dispositive power over 1,582,272 shares and Diamond Jay, Ltd. Co. has sole dispositive power over 514,284 shares. Both Cherokee Associates, LLC and Diamond Jay, Ltd. Co. are controlled by

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     Quince Associates, L.P.  John P. Hill, Jr. has sole dispositive power over 33,500 shares pursuant to currently exercisable options. Except for John P. Hill, Jr. and Diamond Jay, Ltd. Co., all of the other Reporting Persons are direct and indirect owners of Quince Associates, L.P.


8   SHARED DISPOSITIVE POWER

     None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     As of the date of this report, Cherokee Associates, LLC is the direct owner of 1,582,272 shares of the Issuer's Common Stock (including 396,454 shares pursuant to currently exercisable warrants), constituting approximately 7.06% of the currently issued and outstanding shares. The manager of Cherokee Associates, LLC is John P. Hill, Jr. Cherokee Associates, LLC is owned 72.5% by Quince Associates, L.P., a Maryland limited partnership, 2.5% by the Michael Bianchini Trust, 2.5% by the Joseph Carosella Trust, 3.75% by Jeffrey Greenhawt, 3.75% by Dan Cohen, 5% by Girard Investment Partners, Inc., 7.5% by John P. Hill, Jr. and 2.5% by John P. Hill, Sr. The general partner of Quince Associates, L.P. is Evensong, LLC, a Colorado limited liability company that is managed by Donald V. Berlanti and John P. Hill, Jr. Quince Associates, L.P. is owned 50% by Evensong, LLC and 50% by Vespers, LLC. Evensong, LLC is owned by 18 trusts of the Donald V. Berlanti family, all of which are essentially controlled by Donald V. Berlanti and John P. Hill, Jr. Vespers, LLC is a Colorado limited liability company that is managed by Donald V. Berlanti, Richard A. Berlanti ( Donald V. Berlanti and Richard
     A. Berlanti are brothers) and John P. Hill, Jr. Vespers, LLC is owned by 10 trusts of the Richard A. Berlanti family, all of which are also essentially controlled by Donald V. Berlanti and John P. Hill, Jr. John
     P. Hill, Jr. is deemed to be the owner of another 33,500 shares pursuant to currently exercisable options held by him individually.

     In addition, as of the date of this report, Diamond Jay, Ltd. Co. is the direct owner of 514,284 shares of the Issuer's Common Stock (consisting of 3,000 Series A Preferred Shares which are currently convertible into 428,571 shares of Common Stock and currently exercisable warrants to purchase an additional 85,713 shares), constituting approximately 2.28% of the currently issued and outstanding shares. Diamond Jay, Ltd. Co. is managed by Donald V. Berlanti and owned 66.7% by Quince Associates, L.P. and 11.1% each by John Boc, John McDonough and John Casey.

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)

     Not applicable

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     Cherokee Associates, LLC is the beneficial owner of approximately 7.06% of the Issuer's currently issued and outstanding shares of Common Stock, and Diamond Jay, Ltd. Co. is the beneficial owner of approximately 2.28% of such shares, for an aggregate percentage ownership of approximately 9.15%. By virtue of their relationships with the other Reporting Persons, Donald V. Berlanti may be deemed to be the beneficial owner of all such shares and John P. Hill, Jr. may be deemed to be the beneficial

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     owner of approximately 9.28% of the currently issued and outstanding shares (after giving effect to currently exercisable options to purchase an additional 33,500 shares that are held by Mr. Hill directly).

12  TYPE OF REPORTING PERSON (See Instructions)

     Cherokee Associates, LLC: 00
     Diamond Jay, Ltd. Co.: 00
     John P. Hill, Jr.: IN
     Quince Associates, L.P.: PN
     Evensong, LLC: 00
     Donald V. Berlanti: IN
     Vespers, LLC: 00
     Richard A. Berlanti: IN


Item 1.

     (a)  Name of Issuer:  Covol Technologies, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

          3280 North Frontage Road
          Lehi, Utah 84043

Item 2.

     (a)  Name of Person Filing:

          Cherokee Associates, LLC
          Diamond Jay, Ltd. Co.
          John P. Hill, Jr.
          Quince Associates, L.P.
          Evensong, LLC
          Donald V. Berlanti
          Vespers, LLC
          Richard A. Berlanti


     (b)  Address of Principal Business Office:

          Cherokee Associates, LLC
          555 Zang Street - Suite 300
          Lakewood, Colorado 80228

          Diamond Jay, Ltd. Co.
          555 Zang Street - Suite 300
          Lakewood, Colorado  80228

          John P. Hill, Jr.
          555 Zang Street - Suite 300
          Lakewood, Colorado 80228

          Quince Associates, L.P.
          555 Zang Street - Suite 300
          Lakewood, Colorado 80228



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          Evensong, LLC
          555 Zang Street - Suite 300
          Lakewood, Colorado 80228

          Donald V. Berlanti
          555 Zang Street - Suite 300
          Lakewood, Colorado 80228

          Vespers, LLC
          555 Zang Street - Suite 300
          Lakewood, Colorado 80228

          Richard A. Berlanti
          555 Zang Street - Suite 300
          Lakewood, Colorado 80228

     (c)  Citizenship:

          Cherokee Associates, LLC: Colorado
          Diamond Jay, Ltd. Co.: New Mexico
          John P. Hill, Jr.: United States Citizen
          Quince Associates, L.P.: Maryland
          Evensong, LLC: Colorado
          Donald V. Berlanti: United States Citizen
          Vespers, LLC: Colorado
          Richard A. Berlanti: United States Citizen

     (d)  Title of Class of Securities:  Common Stock, $.001 par value

     (e)  CUSIP No.:  223575-10-1


Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

          Not applicable.

Item 4.   Ownership.

     (a)  Amount Beneficially Owned:

          As of the date of this report, Cherokee Associates, LLC is the direct owner of 1,582,272 shares (including 396,454 shares pursuant to currently exercisable warrants) of the Issuer's Common Stock, constituting approximately 7.06% of the currently issued and outstanding shares. The manager of Cherokee Associates, LLC is John
          P. Hill, Jr. Cherokee Associates, LLC is owned 72.5% by Quince Associates, L.P., a Maryland limited partnership, 2.5% by the Michael Bianchini Trust, 2.5% by the Joseph Carosella Trust, 3.75% by Jeffrey Greenhawt, 3.75% by Dan Cohen, 5% by Girard Investment Partners, Inc., 7.5% by John P. Hill, Jr. and 2.5% by John P. Hill, Sr. The general partner of Quince Associates, L.P. is Evensong, LLC, a Colorado limited liability company that is managed by Donald
          V. Berlanti and John P. Hill, Jr. Quince Associates, L.P. is owned 50% by Evensong, LLC and 50% by Vespers, LLC. Evensong, LLC is owned by 18 trusts of the Donald V. Berlanti family, all of which are essentially controlled by Donald V. Berlanti and John P. Hill, Jr. Vespers, LLC is a Colorado limited liability company that is managed by Donald V. Berlanti, Richard A. Berlanti (Donald V.

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          Berlanti and Richard A. Berlanti are brothers) and John P. Hill, Jr.
          Vespers, LLC is owned by 10 trusts of the Richard A. Berlanti family, all of which are also essentially controlled by Donald V. Berlanti and John P. Hill, Jr. John P. Hill, Jr. is deemed to be the owner of another 33,500 shares pursuant to currently exercisable options held by him individually.

          In addition, as of the date of this report, Diamond Jay, Ltd. Co. is the direct owner of 514,284 shares of the Issuer's Common Stock (consisting of 3,000 Series A Preferred Shares which are currently convertible into 428,571 shares of Common Stock and currently exercisable warrants to purchase an additional 85,713 shares), constituting approximately 2.28% of the currently issued and outstanding shares. Diamond Jay, Ltd. Co. is managed by Donald V. Berlanti and owned 66.7% by Quince Associates, L.P. and 11.1% each by John Boc, John McDonough and John Casey.

     (b)  Percent of Class:

          Cherokee Associates, LLC is the beneficial owner of approximately 7.06% of the Issuer's currently issued and outstanding shares of Common Stock, and Diamond Jay, Ltd. Co. is the beneficial owner of approximately 2.28% of such shares, for an aggregate percentage ownership of approximately 9.15%. By virtue of their relationships with the other Reporting Persons, Donald V. Berlanti may be deemed to be the beneficial owner of all such shares and John P. Hill, Jr. may be deemed to be the beneficial owner of approximately 9.28% of the currently issued and outstanding shares (after giving effect to currently exercisable options to purchase an additional 33,500 shares that are held by Mr. Hill directly).

     (c)  Number of shares as to which Cherokee Associates, LLC has:

          (i)  sole power to vote or to direct the vote:        1,582,272*
         (ii)  shared power to vote or to direct the vote:      None
        (iii)  sole power to dispose or to direct the
               disposition of:                                  1,582,272*
         (iv)  shared power to dispose or to direct the
               disposition of:                                  None

          * Cherokee Associates, LLC has sole voting and dispositive power over all 1,582,272 shares. Cherokee Associates, LLC is controlled by Quince Associates, L.P. Except for John P. Hill, Jr. and Diamond Jay, Ltd. Co., all of the other Reporting Persons are direct and indirect owners of Quince Associates, L.P.

           Number of shares as to which Diamond Jay, Ltd. Co. has:

          (i)  sole power to vote or to direct the vote:        514,284
         (ii)  shared power to vote or to direct the vote:      None
        (iii)  sole power to dispose or to direct the
               disposition of:                                  514,284*
         (iv)  shared power to dispose or to direct the
               disposition of:                                  None

          * Diamond Jay, Ltd. Co. has sole voting and dispositive power over all 514,284 shares. Diamond Jay, Ltd. Co. is managed by Donald V. Berlanti and controlled by Quince Associates, L.P.

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               Except for John P. Hill, Jr., Cherokee Associates, LLC and
               Diamond Jay, Ltd. Co., all of the other Reporting Persons are direct and indirect owners of Quince Associates, L.P.

           Number of shares as to which John P. Hill, Jr. has:

          (i) sole power to vote or to direct the vote:          33,500*
         (ii) shared power to vote or to direct the vote:        None
        (iii) sole power to dispose or to direct the
              disposition of:                                    33,500*
         (iv) shared power to dispose or to direct the
              disposition of:                                    None

          * Pursuant to currently exercisable options.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2000                     CHEROKEE ASSOCIATES, LLC

                                       By: /s/ John P. Hill, Jr.
                                       ---------------------------------
                                           Manager/Member


                                       DIAMOND JAY, LTD. CO.

                                       By: /s/ Donald V. Berlanti
                                       ---------------------------------
                                           Manager/Member


                                       /s/ John P. Hill, Jr.
                                       ---------------------------------
                                       John P. Hill, Jr.


                                       QUINCE ASSOCIATES, L.P.


                                       By: /s/ John P. Hill, Jr.
                                       ---------------------------------


                                       EVENSONG, LLC


                                       By: /s/ Donald V. Berlanti
                                       ---------------------------------
                                           Manager/Member


                                       /s/ Donald V. Berlanti
                                       ---------------------------------
                                       Donald V. Berlanti


                                       VESPERS, LLC


                                       By: /s/ Richard Berlanti
                                       ---------------------------------
                                           Manager/Member


                                       /s/ Richard Berlanti
                                       ---------------------------------
                                       Richard A. Berlanti

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